UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OP Bancorp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67109R109
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Brian Choi
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,218,795
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,218,795
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,218,795
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.98% (1)
(12)	Type of reporting person (see instructions) IN

(1) Based on 15,270,344 shares of common stock outstanding as of December 31, 2022.

Item 1.
	(a)	Name of Issuer: OP Bancorp
	(b)	Address of Issuer’s Principal Executive Offices: 1000 Wilshire Blvd., Suite 500, Los Angeles, CA 90017

Item 2.
	(a)	Name of Person Filing: This Schedule statement is being filed by Brian Choi.
	(b)	Address of Principal Business Office: Address is 1000 Wilshire Blvd., Suite 500, Los Angeles, CA 90017.
	(c)	Citizenship: Mr. Choi is a United States citizen.
	(d)	Title of Class of Securities: Common Stock, no par value, of OP Bancorp
	(e)	CUSIP Number: 67109R109

Item 3.	Not Applicable.

Item 4.	Ownership
	(a)	Amount beneficially owned: 1,218,795
	(b)	Percent of class: 7.98%, which is based on 15,270,344 shares of common stock outstanding as of December 31, 2022
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,218,795
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,218,795
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 14, 2023

BRIAN CHOI

By:	/s/ Brian Choi
Brian Choi